Exhibit 99.1

i-80 GOLD CORP.

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual and special meeting of shareholders of i-80 Gold Corp. (the "Company") held on May 14, 2024 (the "Meeting"). Each of the matters is described in greater detail in the Company's management information circular dated April 11, 2024 (the "Circular").

1.       Number of Directors

The Company's shareholders approved the setting of the number of directors of the Company at nine. The results of the vote were as follows:

Votes For	% For	Votes Against	% Against
107,328,695	95.707%	4,814,634	4.293%

2.       Election of Directors

Each of the nominees set for in the Circular were elected as directors to serve until the next annual meeting of shareholders, or until their respective successors are elected or appointed. The following table sets forth the vote of the shareholders at the Meeting with respect to the election of directors:

Director	Vote Type	Number of Votes	Percentage of Votes
Ron Clayton	For	80,512,833	94.167%
	Withheld	4,987,354	5.833%
John Begeman	For	70,585,543	82.556%
	Withheld	14,914,644	17.444%
Ewan Downie	For	80,379,208	94.011%
	Withheld	5,120,979	5.989%
John Seaman	For	82,685,039	96.707%
	Withheld	2,815,148	3.293%
Eva Bellissimo	For	81,703,281	95.559%
	Withheld	3,796,906	4.441%
Greg Smith	For	79,518,453	93.004%
	Withheld	5,981,734	6.996%
Arthur Einav	For	82,890,078	96.947%
	Withheld	2,610,109	3.053%
Christina McCarthy	For	79,520,943	93.007%
	Withheld	5,979,244	6.993%
Cassandra Joseph	For	83,241,982	97.359%
	Withheld	2,258,205	2.641%

3.	Appointment of Grant Thornton LLP (USA)

The Company's shareholders approved the appointment of Grant Thornton LLP (USA) as auditors of the Company to hold office until the close of the next annual meeting of shareholders of the Company at such remuneration as may be fixed by the directors of the Company. The results of the vote were as follows:

Votes For	% For	Votes Withheld	% Withheld
108,899,435	97.107%	3,243,896	2.893%

4.	Approval of all unallocated awards and other entitlements under the omnibus share incentive plan

The Company's shareholders approved an ordinary resolution, the full text of which is set forth in the Circular, ratifying and approving the unallocated entitlements under the Corporation's omnibus incentive plan thereunder. The results of the vote were as follows:

Votes For	% For	Votes Against	% Against
66,111,435	77.323%	19,388,749	22.677%

Date: May 14, 2024